                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2003
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
           Form 20-F      x                     Form 40-F _________
                      ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
           Yes ________          No   x
                                   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This report on Form 6-K contains the following:

1. Press release dated October 29, 2003 regarding consolidated financial results for the first half of fiscal 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        Hitachi, Ltd.
                                           -------------------------------------
                                                                 (Registrant)





     Date  November 7, 2003            By   /s/ Takashi Hatchoji
           ------------------------        -------------------------------------
                                           Takashi Hatchoji
                                           Vice President and Executive Officer

                                                           FOR IMMEDIATE RELEASE

 Hitachi Announces Consolidated Financial Results for the First Half of Fiscal 2003

Tokyo, October 29, 2003 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first half of fiscal 2003, ended September 30, 2003.

During the interim period, economic conditions steadily improved in the U.S., where the driving force of expansion was personal consumption, and there was a rapid recovery in Asia following a temporary slowdown due to the effects of the severe acute respiratory syndrome (SARS) outbreak.

The Japanese economy also showed signs of an upturn, with personal spending holding firm and private-sector plant and equipment investment rebounding. The economy, however, was hampered by falling product and service prices as the deflationary economy persisted.

Against this backdrop, Hitachi's consolidated net sales rose 3%, to 4,041.4 billion yen (US$36,409 million), despite major year-on-year changes in Information & Telecommunication Systems, Electronic Devices and other segments due to the effects of ongoing business portfolio realignment across the Hitachi Group. Operating income dropped 67%, to 20.2 billion yen (US$182 million), but this was better than forecast.

By segment, Information & Telecommunication Systems sales rose 20%, to 1,053.2 billion yen (US$9,489 million). Sales for software and services were steady thanks to increased outsourcing services for financial institutions, and the hardware sector was bolstered by the inclusion of sales from hard disk drive
(HDD) operations acquired from IBM Corporation and base stations for mobile phones. The segment saw operating income decrease 87%, to 5.3 billion yen (US$49 million), mainly due to operating losses in HDD operations acquired from IBM Corporation.

In Electronic Devices, sales declined 21%, to 607.5 billion yen (US$5,473 million). Sales fell sharply in semiconductor operations due to the April 2003 transfer of most of this business to equity-method affiliate Renesas Technology Corp., a joint venture with Mitsubishi Electric Corporation. In displays, while sales of small and medium-size TFT LCDs for mobile phones were brisk, sales of large-size TFT LCDs decreased. The segment recorded operating income of 3.6 billion yen (US$33 million), reversing an operating loss of 7.9 billion yen (US$71 million) in the same period of the previous fiscal year. This improvement was attributable to the transfer of semiconductor operations as well as to strong performances in semiconductor manufacturing equipment and life science systems, among other areas.

In Power & Industrial Systems, sales were on a par with the previous year's interim period at 1,073.4 billion yen (US$9,671 million). Hitachi Construction Machinery Co., Ltd. recorded higher sales, mainly to China and other overseas markets, and sales of automotive products were markedly higher in line with the inclusion in consolidated results of the former Unisia JECS Corporation (now Hitachi Unisia Automotive, Ltd.), which became a subsidiary in October 2002. On the other hand, sales of power generation equipment continued to languish. Segment operating income decreased 29%, to 7.9 billion yen (US$71 million), despite a dramatic improvement in earnings at Hitachi Construction Machinery. This decline primarily reflected a deterioration in profitability in power generation equipment and public-works facilities in line with lower sales.

In Digital Media & Consumer Products, segment sales edged down 2%, to 585.4 billion yen (US$5,274 million). Sales of plasma TVs, projection TVs and other display equipment rose. However, sales of large home appliances declined due to sluggish domestic demand and falling sales prices as well as the effect of unseasonable weather in Japan. At Hitachi Maxell, Ltd., optical media sales remained healthy. Segment operating income dropped 87%, to 0.7 billion yen (US$7 million). This was partly due to the effect of unseasonable weather on room air conditioners.

In High Functional Materials & Components, segment sales edged up 1%, to 622.2 billion yen (US$5,605 million). At Hitachi Cable, Ltd., sales in electric equipment, construction and others were soft, but sales were robust in information systems and electronic components. At Hitachi Chemical Co., Ltd., sales growth was recorded by materials for semiconductors and displays, and sales were strong for industrial materials such as carbon materials for negative electrodes for lithium-ion batteries. At Hitachi Metals, Ltd., sales were lackluster in construction components, plant and equipment, but remained strong in respect of high-grade metal products and materials and of high-grade casting components for automobiles. Segment operating income increased 2%, to 9.2 billion yen (US$83 million).

In Logistics, Services & Others, segment sales decreased 13%, to 612.9 billion yen (US$5,522 million), despite strong sales from the logistics solutions business at Hitachi Transport System, Ltd. Overseas sales companies saw sales decline due to the transfer of semiconductors sales operations to the newly established Renesas Technology, and the transfer of HDD sales operations to Hitachi Global Storage Technologies. The segment recorded an operating loss of
0.3 billion yen (US$4 million), compared with operating income of 1.4 billion yen (US$13 million) in the same period of the previous fiscal year.

In Financial Services, low interest rates and a declining volume of automobile loans to individuals affected results. Segment sales declined 9%, to 267.9 billion yen (US$2,414 million) and segment operating income declined 56%, to 8.1 billion yen (US$74 million).

Other income increased 319%, to 111.9 billion yen (US$1,008 million), despite lower interest income and dividends received. This increase was mainly attributable to higher gains on the sale of marketable and investment securities, notably the sale of shares in affiliate Nitto Denko Corporation. Meanwhile, other deductions declined 24%, to 41.6 billion yen (US$375 million), due to an improvement in results from equity-method affiliates.

As a result, Hitachi recorded income before income taxes and minority interests of 90.5 billion yen (US$815 million), and after 76.1 billion yen (US$686 million) in income taxes, income before minority interests of 14.3 billion yen (US$129 million). Hitachi recorded net income of 5.3 billion yen (US$49 million), 5% lower than in the same period of the previous fiscal year.

Financial Position
Operating activities provided net cash of 224.5 billion yen (US$2,023 million), an increase of 33.0 billion yen (US$297 million) compared with the previous year. This was primarily the result of decreases in inventories and payables.

Investing activities used net cash of 157.1 billion yen (US$1,416 million), an increase of 28.2 billion yen (US$254 million) compared with the previous year. While there were cash inflows from the sale of investments and subsidiaries' common stock, there was an increase in cash outflows for the purchase of property, plant and equipment for businesses.

Free cash flows, the sum of cash flows from operating activities and investing activities, were a positive 67.4 billion yen (US$607 million), an increase of
4.8 billion yen (US$44 million) from the previous year.

Financing activities used net cash of 173.7 billion yen (US$1,565 million), an improvement of 241.0 billion yen (US$217 million), mainly due to a decrease in borrowings resulting from the use of a pooling system for Hitachi Group funds. Cash was used for the purchase of Hitachi's own shares in May 2003.

As a result, cash and cash equivalents as of September 30, 2003 amounted to
709.0 billion yen (US$6,388 million), a reduction of 119.0 billion yen (US$1,073 million) during the interim period.

Debt on September 30, 2003 stood at 2,702.6 billion yen (US$24,348 million),
137.9 billion yen (US$1,243 million) less than at March 31, 2003 as a result of a decrease in long-term debt due to the repayment of borrowings.

Capital investment on a completion basis rose 2%, to 380.9 billion yen (US$3,432 million), while depreciation decreased 5%, to 213.9 billion yen (US$1,927 million). R&D expenditures amounted to 184.4 billion yen (US$1,662 million), a decrease of 3% from the previous year, and corresponded to 4.6% of net sales.

All figures, except for the outlook for fiscal 2003, were converted at the rate of 111 yen = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2003.

Outlook for Fiscal 2003
The recovery in the world economy is expected to become even more evident based on a number of factors: expectations for moderate growth in the key U.S. economy driven by higher personal spending; recovery in Asia on the back of the U.S. upswing; and the view that European economies have bottomed out.

The Japanese economy, while benefiting from the continuation of strong exports to the U.S. and Asia as well as increasing private-sector plant and equipment investment, is expected to remain difficult. With more work to do in regards to deregulation and measures to tackle other structural economic issues, such as the disposal of problem loans, there are no immediate expectations for a dramatic improvement in the job market or wage levels. And the significant changes in foreign exchange rates that have recently occurred continue to impact corporate earnings. These and other factors are creating an unpredictable operating environment.

Under these circumstances, Hitachi will push ahead with efforts to create new businesses and strengthen key business domains by capturing synergies in resource use across the Hitachi Group, guided by "i.e. HITACHI Plan II." The company will also focus on structural reforms to concentrate more resources on highly profitable businesses and on measures to improve its financial position.

Projections for fiscal 2003, as given below, assume an exchange rate of 110 yen to the U.S. dollar.

      --------------------------------------------------------------------------
      Net sales             8,350.0 billion yen  (year-on-year increase of 2%)
                            (US$75,909 million)
      --------------------------------------------------------------------------
      Operating income        170.0 billion yen  (year-on-year increase of 11%)
                             (US$1,545 million)
      --------------------------------------------------------------------------
      Income before
      income taxes and        225.0 billion yen  (year-on-year increase of 132%)
      minority interests     (US$2,045 million)
      --------------------------------------------------------------------------
      Income before            45.0 billion yen  (year-on-year increase of 2%)
      minority interests       (US$409 million)
      --------------------------------------------------------------------------
      Net income               10.0 billion yen  (year-on-year decrease of 64%)
                                (US$91 million)
      --------------------------------------------------------------------------

Management Policy

Basic Management Policy and Strategy
Amid intensifying competition in world markets and the economic slump in Japan, Hitachi is reviewing and reshaping its business portfolio from the perspective of raising the efficiency of operations and with the aim of achieving further growth. This process will be consistent with Hitachi's basic management policy, which is to increase shareholder value by raising the return on capital and increasing market capitalization.

In line with this basic policy, in January 2003, Hitachi unveiled a new medium-term management plan, "i.e. HITACHI Plan II," which runs through fiscal 2005 (ending in March 2006). This three-year period is positioned as a key juncture for focusing on highly profitable businesses. Hitachi will create growth and new businesses in key fields where it can leverage the group's technological strengths and know-how. During this period, Hitachi will also enact major reforms of the company's operating framework. Hitachi plans to exit unprofitable businesses and push through restructuring measures that go beyond the corporate group. Hitachi will use FIV* (Future Inspiration Value) to make decisions on whether to exit, strengthen or incubate specific businesses.

 * FIV is Hitachi's economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

The "i.e. HITACHI Plan II" targets two primary business domains--"New Era Lifeline Support Solutions," which further fuse and enhance information systems services and social infrastructure systems, and "Global Products Incorporating Advanced Technology," where Hitachi aims to achieve strong growth in global markets by focusing on technologies as well as high-performance hardware and software that incorporate knowledge from several disciplines. In this way, Hitachi will establish a highly profitable earnings structure and advance to a new stage of growth.

The "i.e. HITACHI Plan II" will transform Hitachi's earnings structure so that it can achieve positive FIV in fiscal 2005. This mandates an operating margin of at least 5% and ROE of at least 8%, which will be achieved by implementing a variety of measures. Furthermore, Hitachi has set the goal of maintaining a single-A grade long-term credit rating by strengthening its financial position.

In deciding on individual investments, Hitachi's policy is to use FIV to select investments that will contribute to maximizing shareholder value. Combined with further efforts to reduce assets, including accounts receivables and inventories, Hitachi aims to raise the return on assets.

Positioning its brand as an important asset underpinning the company's competitiveness in an era of consolidated group management, Hitachi is promoting brand management to enhance brand equity.

Corporate Governance

(1) Basic Stance and Initiatives Regarding Corporate Governance
Hitachi is working to reinforce corporate governance to establish an executive system that facilitates speedy businesses operations and a high degree of transparency. In June 2003, Hitachi adopted the Committee System to ensure the effective supervision of management and promote faster decision-making by demarcating responsibilities for management oversight and those for the execution of business operations. The Board of Directors focuses on decisions involving basic management policies and management supervision while entrusting to executive officers most of its authority to make decisions with respect to Hitachi's business affairs. The Board of Directors has 13 members, 4 of whom are from outside Hitachi. Three directors serve concurrently as executive officers. The Chairman of the Board does not serve concurrently as an executive officer. Within the Board of Directors three committees have been established--the Nominating Committee, Audit Committee and Compensation Committee--with outside directors accounting for the majority of members of each committee. Hitachi has also set up a Group Management Committee on its own volition; this committee gives the Board of Directors advice on and monitors management of the group as a whole. Hitachi's 18 publicly-held group companies have also adopted the Committee System with the similar aim of speeding up operations and improving management efficiency by increasingly managing the group in a uniform way. Additionally, to ensure strict observance of laws and regulations, Hitachi established a Compliance Division as a specialist body reporting directly to the president. Besides running educational programs on legal compliance and conducting related audits, the Compliance Division receives, investigates and responds to internal complaints. Accompanying these initiatives, Hitachi has established the Advisory Board, an oversight body comprising members from outside the company, including attorneys. Another aspect of Hitachi's compliance system is that audit fees and non-audit services provided by independent auditors require the pre-approval of the Audit Committee.

(2) Personal, financial and trading relationships between Hitachi and outside directors and other beneficial relationships
Hitachi has continuous business transactions with Asahi Glass Co., Ltd., the chairman of the board of which is Hitachi outside director Hiromichi Seya, and Nippon Steel Corporation, the chairman of the board of which is Hitachi outside director Akira Chihaya.

Policy on the Distribution of Earnings
Hitachi sets dividends by taking into consideration a range of factors, including its financial condition, results of operations and payout ratio. This policy is motivated by the desire to ensure the availability of sufficient internal funds for making investments in R&D and plant and equipment that are essential for maintaining competitiveness and improving profitability based on medium- and long-term plans, as well as to ensure the stable growth of dividends. Moreover, Hitachi has adopted a flexible stance toward the acquisition of its own shares, taking business plans, financial condition, market conditions and other factors into consideration in this respect.

Cautionary Statement

Certain statements contained in this document may constitute forward-looking statements which reflect management's current views with respect to certain future events and financial performance based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements and from historical trends include, but are not limited to:

  - rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;
  - uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;
  - fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;
  - increasing commoditization of information technology products, and intensifying price competition in the market for such products;
  - fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar;
  - uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;
  - uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;
  - general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports;
  - uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies;
  - uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and
  - uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this report, or in other materials published by the Company.

                         HITACHI, LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE HALF YEAR ENDED SEPTEMBER 30, 2003

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 111 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2003.

SUMMARY

In millions of yen and U.S. dollars, except Net income per share (6) and Net income per American Depositary Share (7).

-------------------------------------------------------------------------------------
                                             The half years ended September 30
                                 ----------------------------------------------------
                                            YEN             (A)/(B)      U.S.DOLLARS
                                         (millions)           X100       (millions)
-----------------------------------------------------------         -----------------
                                   2003 (A)      2002 (B)     (%)            2003
-------------------------------------------------------------------------------------
1. Net sales                      4,041,407     3,916,491       103            36,409
-------------------------------------------------------------------------------------
2. Operating income                  20,239        61,688        33               182
-------------------------------------------------------------------------------------
3. Income before income
   taxes and minority
   interests                         90,503        33,467       270               815
-------------------------------------------------------------------------------------
4. Income before minority
   interests                         14,324        17,386        82               129
-------------------------------------------------------------------------------------
5. Net income                         5,384         5,666        95                49
-------------------------------------------------------------------------------------
6. Net income per share
           Basic                       1.63          1.70        96              0.01
           Diluted                     1.59          1.62        98              0.01
-------------------------------------------------------------------------------------
7. Net income per ADS
   (representing 10 shares)
           Basic                         16            17        94              0.14
           Diluted                       16            16       100              0.14
-------------------------------------------------------------------------------------

Notes: 1. Figures for the half year ended September 30, 2002 have been restated due to the adoption of EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" (Emerging Issues Task Force (EITF), January 2003).

       2. Segment Information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan. 3. The figures are for 967 consolidated subsidiaries and 165 equity-method affiliates.

       3. The figures are for 967 consolidated subsidiaries and 165 equity-method affiliates.

CONSOLIDATED STATEMENTS OF INCOME

-------------------------------------------------------------------------------------------------------------
                                                          The half years ended September 30
-------------------------------------------------------------------------------------------------------------
                                                             YEN                (A)/(B)        U.S. DOLLARS
                                                          (millions)             X100           (millions)
                                              ------------------------------      (%)       -----------------
                                                   2003 (A)        2002 (B)                        2003
                                              ---------------------------------------------------------------
Net sales                                          4,041,407       3,916,491       103                36,409

-------------------------------------------------------------------------------------------------------------

Cost of sales                                      3,157,976       2,969,558       106                28,450

-------------------------------------------------------------------------------------------------------------

Selling, general and
administrative expenses                              863,192         885,245        98                 7,777

-------------------------------------------------------------------------------------------------------------

   Operating income                                   20,239          61,688        33                   182

-------------------------------------------------------------------------------------------------------------

Other income                                         111,934          26,712       419                 1,008
   (Interest and dividends)                           10,534          10,981        96                    95
   (Other)                                           101,400          15,731       645                   914

-------------------------------------------------------------------------------------------------------------

Other deductions                                      41,670          54,933        76                   375
   (Interest charges)                                 16,318          17,803        92                   147
   (Other)                                            25,352          37,130        68                   228

-------------------------------------------------------------------------------------------------------------

   Income before income taxes
   and minority interests                             90,503          33,467       270                   815

-------------------------------------------------------------------------------------------------------------

Income taxes                                          76,179          16,081       474                   686

-------------------------------------------------------------------------------------------------------------

   Income before
   minority interests                                 14,324          17,386        82                   129

-------------------------------------------------------------------------------------------------------------

Minority  interests                                    8,940          11,720        76                    81

-------------------------------------------------------------------------------------------------------------

   Net income                                          5,384           5,666        95                    49

-------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        YEN                                        U.S.DOLLARS
                                                                     (millions)                   (A)/(B)           (millions)
                                                   -------------------------------------------      X100     -----------------------
                                                       As of Sept. 30,       As of March 31,         (%)          As of Sept. 30,
                                                          2003 (A)              2003 (B)                              2003
------------------------------------------------------------------------------------------------------------------------------------
  Assets                                                      9,884,473             10,179,389          97                  89,049
------------------------------------------------------------------------------------------------------------------------------------
  Current assets                                              5,132,368              5,193,465          99                  46,238
    Cash and cash equivalents                                   709,084                828,171          86                   6,388
    Short-term investments                                      254,178                186,972         136                   2,290
    Trade receivables
      Notes                                                     153,017                153,587         100                   1,379
      Accounts                                                1,828,942              1,903,640          96                  16,477
    Investment in leases                                        455,485                437,076         104                   4,103
    Inventories                                               1,187,133              1,187,529         100                  10,695
    Other current assets                                        544,529                496,490         110                   4,906
------------------------------------------------------------------------------------------------------------------------------------
  Investments and advances                                      877,763                726,442         121                   7,908
------------------------------------------------------------------------------------------------------------------------------------
  Property, plant and equipment                               2,339,046              2,601,050          90                  21,072
------------------------------------------------------------------------------------------------------------------------------------
  Other assets                                                1,535,296              1,658,432          93                  13,831
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  Liabilities and stockholders' equity                        9,884,473             10,179,389          97                  89,049
------------------------------------------------------------------------------------------------------------------------------------
  Current liabilities                                         3,933,087              4,005,228          98                  35,433
    Short-term debt and current installments
      of long-term debt                                       1,357,156              1,328,446         102                  12,227
    Trade payables
      Notes                                                      62,569                 71,934          87                     564
      Accounts                                                1,072,833              1,140,130          94                   9,665
    Advances received                                           251,287                252,861          99                   2,264
    Other current liabilities                                 1,189,242              1,211,857          98                  10,714
------------------------------------------------------------------------------------------------------------------------------------
  Noncurrent liabilities                                      3,375,729              3,569,371          95                  30,412
    Long-term debt                                            1,345,461              1,512,152          89                  12,121
    Retirement and severance benefits                         1,909,242              1,932,646          99                  17,200
    Other liabilities                                           121,026                124,573          97                   1,090
------------------------------------------------------------------------------------------------------------------------------------
  Minority interests                                            750,142                751,578         100                   6,758
------------------------------------------------------------------------------------------------------------------------------------
  Stockholders' equity                                        1,825,515              1,853,212          99                  16,446
    Common stock                                                282,032                282,032         100                   2,541
    Capital surplus                                             549,548                562,214          98                   4,951
    Legal reserve and retained earnings                       1,760,817              1,766,338         100                  15,863
    Accumulated other comprehensive
      income (loss)                                            (734,958)              (755,525)          -                  (6,621)
       (Foreign currency translation adjustments)               (70,754)               (60,948)          -                    (637)
       (Minimum pension liability adjustments)                 (691,794)              (698,916)          -                  (6,232)
       (Net unrealized holding gain on
          available-for-sale securities)                         28,536                  4,874         585                     257
       (Cash flow hedges)                                          (946)                  (535)          -                      (9)
    Treasury stock                                              (31,924)                (1,847)          -                    (288)
------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                        YEN                        U.S. DOLLARS
                                                                                     (millions)                     (millions)
                                                                        ------------------------------------    -------------------
                                                                        The half year ended   The year ended    The half year ended
                                                                          Sept. 30, 2003      March 31, 2003      Sept. 30, 2003
                                                                          --------------      --------------      --------------
Common stock
      Balance at beginning of period                                             282,032             282,032               2,541
                                                                          --------------      --------------      --------------
      Conversion of convertible debentures                                             0                   0                   0
                                                                          --------------      --------------      --------------
      Balance at end of period                                                   282,032             282,032               2,541
                                                                          ==============      ==============      ==============

Capital surplus
      Balance at beginning of period                                             562,214             527,010               5,065
                                                                          --------------      --------------      --------------
      Conversion of convertible debentures                                           937                 370                   8
      (Decrease) increase arising from issuance of
        subsidiaries' common stock, divestiture and other                        (13,603)             34,834                (123)
                                                                          --------------      --------------      --------------
      Balance at end of period                                                   549,548             562,214               4,951
                                                                          ==============      ==============      ==============

Legal reserve
      Balance at beginning of period                                             111,309             110,751               1,003
                                                                          --------------      --------------      --------------
      Transfers (to) from retained earnings                                       (2,693)                554                 (24)
      Transfers (to) from minority interests arising from
        conversion of subsidiaries' convertible debentures and other                (205)                  4                  (2)
      Balance at end of period                                                   108,411             111,309                 977
                                                                          ==============      ==============      ==============

Retained earnings
      Balance at beginning of period                                           1,655,029           1,643,248              14,910
                                                                          --------------      --------------      --------------
      Net income                                                                   5,384              27,867                  49
      Cash dividends                                                             (10,095)            (10,013)                (91)
      Transfers from (to) legal reserve                                            2,693                (554)                 24
      Transfers to minority interests arising from
        conversion of subsidiaries' convertible debentures                        (1,189)               (291)                (11)
      Transfers from (to) minority interests arising from
        change in ownership interest in subsidiaries' common stock
        and other                                                                    584              (5,228)                  5
                                                                          --------------      --------------      --------------
      Balance at end of period                                                 1,652,406           1,655,029              14,887
                                                                          ==============      ==============      ==============
Legal reserve and retained earnings                                            1,760,817           1,766,338              15,863
                                                                          ==============      ==============      ==============

Accumulated other comprehensive loss
   Foreign currency translation adjustments
      Balance at beginning of period                                             (60,948)            (38,012)               (549)
                                                                          --------------      --------------      --------------
      Current-period change                                                       (9,806)            (22,936)                (88)
                                                                          --------------      --------------      --------------
      Balance at end of period                                                   (70,754)            (60,948)               (637)
                                                                          ==============      ==============      ==============

   Minimum pension liability adjustments
      Balance at beginning of period                                            (698,916)           (260,100)             (6,297)
                                                                          --------------      --------------      --------------
      Current-period change                                                        7,122            (438,816)                 64
                                                                          --------------      --------------      --------------
      Balance at end of period                                                  (691,794)           (698,916)             (6,232)
                                                                          ==============      ==============      ==============

   Net unrealized holding gain on
        available-for-sale securities
      Balance at beginning of period                                               4,874              39,997                  44
                                                                          --------------      --------------      --------------
      Changes in unrealized holding gain                                          23,662             (35,123)                213
                                                                          --------------      --------------      --------------
      Balance at end of period                                                    28,536               4,874                 257
                                                                          ==============      ==============      ==============

   Cash flow hedges
      Balance at beginning of period                                                (535)               (369)                 (5)
                                                                          --------------      --------------      --------------
      Changes in the fair value of derivative financial
        instruments                                                                 (411)               (166)                 (4)
                                                                          --------------      --------------      --------------
      Balance at end of period                                                      (946)               (535)                 (9)
                                                                          ==============      ==============      ==============
   Accumulated other comprehensive loss                                         (734,958)           (755,525)             (6,621)
                                                                          ==============      ==============      ==============
Treasury stock
      Balance at beginning of period                                              (1,847)               (333)                (17)
      Current-period increase                                                    (30,077)             (1,514)               (271)
                                                                          --------------      --------------      --------------
      Balance at end of period                                                   (31,924)             (1,847)               (288)
                                                                          ==============      ==============      ==============
             Total stockholders' equity                                        1,825,515           1,853,212              16,446
                                                                          ==============      ==============      ==============

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------
                                                                      The half years ended September 30
                                                                     ------------------------------------
                                                                                YEN          U.S. DOLLARS
                                                                            (millions)        (millions)
                                                                     ------------------------------------
                                                                        2003          2002        2003
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income                                                              5,384         5,666          49

  Adjustments to reconcile net income to net cash
     provided by operating activities
      Depreciation                                                      213,916       226,280       1,927
      Deferred income taxes                                               5,052       (41,478)         46
      Loss on disposal of rental assets and other property                5,712         4,306          51
      Decrease in receivables                                            79,253       183,658         714
      (Increase) Decrease in inventories                               (106,587)       (8,394)       (960)
      Increase (Decrease) in payables                                   (37,821)      (25,911)       (341)
      Other                                                              59,684      (152,624)        538
  -------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                    224,593       191,503       2,023

Cash flows from investing activities
  (Increase) decrease in short-term investments                         (68,614)       17,591        (618)
  Capital expenditures                                                 (145,310)     (155,148)     (1,309)
  Purchase of rental assets, net                                       (213,515)     (186,496)     (1,924)
  (Purchase) sale of investments
    and subsidiaries' common stock, net                                 117,400        55,989       1,058
  Collection of investment in leases                                    197,485       209,869       1,779
  Other                                                                 (44,625)      (70,764)       (402)
  -------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                       (157,179)     (128,959)     (1,416)

Cash flows from financing activities
  Decrease in interest-bearing debt                                    (127,413)     (191,907)     (1,148)
  Dividends paid to stockholders                                        (10,111)          (82)        (91)
  Dividends paid to minority stockholders of subsidiaries                (6,791)       (6,956)        (61)
  Other                                                                 (29,435)        1,088        (265)
  -------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) financing activities         (173,750)     (197,857)     (1,565)

Effect of exchange rate changes on cash and cash equivalents            (12,751)      (18,849)       (115)
                                                                   --------------------------------------
Net decrease in cash and cash equivalents                              (119,087)     (154,162)     (1,073)

Cash and cash equivalents at beginning of year                          828,171     1,029,374       7,461
                                                                   --------------------------------------
Cash and cash equivalents at end of year                                709,084       875,212       6,388
                                                                   ======================================

---------------------------------------------------------------------------------------------------------

SEGMENT INFORMATION

(1)INDUSTRY SEGMENTS

-----------------------------------------------------------------------------------------------------------
                                                                    The half years ended September 30
                                                          -------------------------------------------------
                                                                    YEN               (A)/(B)  U.S. DOLLARS
                                                                 (millions)            X100     (millions)
                                                          -------------------------            ------------
                                                            2003 (A)      2002 (B)      (%)         2003
-----------------------------------------------------------------------------------------------------------
                     Information & Telecommunication       1,053,279       878,230     120           9,489
                     Systems                                      22%           18%
                   ----------------------------------------------------------------------------------------
                     Electronic Devices                      607,529       766,417      79           5,473
                                                                  13%           16%
                   ----------------------------------------------------------------------------------------
                     Power & Industrial Systems            1,073,439     1,068,101     100           9,671
                                                                  22%           22%
                   ----------------------------------------------------------------------------------------
                     Digital Media & Consumer                585,411       597,689      98           5,274
                     Products                                     12%           12%
                   ----------------------------------------------------------------------------------------
 Sales               High Functional Materials               622,206       613,061     101           5,605
                     & Components                                 13%           12%
                   ----------------------------------------------------------------------------------------
                     Logistics, Services & Others            612,969       700,613      87           5,522
                                                                  13%           14%
                   ----------------------------------------------------------------------------------------
                     Financial Services                      267,923       293,321      91           2,414
                                                                   5%            6%
                   ----------------------------------------------------------------------------------------
                     Subtotal                              4,822,756     4,917,432      98          43,448
                                                                 100%          100%
                   ----------------------------------------------------------------------------------------
                     Eliminations & Corporate items         (781,349)   (1,000,941)      -          (7,039)
                   ----------------------------------------------------------------------------------------
                   Total                                   4,041,407     3,916,491     103          36,409
===========================================================================================================
                     Information & Telecommunication           5,399        42,167      13              49
                     Systems                                      15%           53%
                   ----------------------------------------------------------------------------------------
                     Electronic Devices                        3,675        (7,918)      -              33
                                                                  11%            -
                   ----------------------------------------------------------------------------------------
                     Power & Industrial Systems                7,935        11,111      71              71
                                                                  23%           14%
                   ----------------------------------------------------------------------------------------
                     Digital Media & Consumer                    728         5,747      13               7
                     Products                                      2%            7%
                   ----------------------------------------------------------------------------------------
 Operating           High Functional Materials                 9,233         9,042     102              83
 income (loss)       & Components                                 26%           11%
                   ----------------------------------------------------------------------------------------
                     Logistics, Services & Others               (397)        1,457       -              (4)
                                                                   -             2%
                   ----------------------------------------------------------------------------------------
                     Financial Services                        8,195        18,653      44              74
                                                                  24%           23%
                   ----------------------------------------------------------------------------------------
                     Subtotal                                 34,768        80,259      43             313
                                                                 100%          100%
                   ----------------------------------------------------------------------------------------
                     Eliminations & Corporate items          (14,529)      (18,571)      -            (131)
                   ----------------------------------------------------------------------------------------
                   Total                                      20,239        61,688      33             182
-----------------------------------------------------------------------------------------------------------

Note: Net sales by industry segment include intersegment transactions.

(2)GEOGRAPHIC SEGMENTS

----------------------------------------------------------------------------------------------------------
                                                              The half years ended September 30
                                                     -----------------------------------------------------
                                                                   YEN                (A)/(B) U.S. DOLLARS
                                                                (millions)             X100    (millions)
                                                     ------------------------------           ------------
                                                          2003 (A)       2002 (B)      (%)           2003
----------------------------------------------------------------------------------------------------------
                               Outside                     2,964,920     3,003,621      99          26,711
                               customer sales                     64%           65%
                             -----------------------------------------------------------------------------
                    Japan      Intersegment                  413,478       501,040      83           3,725
                               transactions                        9%           11%
                             -----------------------------------------------------------------------------
                             Total                         3,378,398     3,504,661      96          30,436
                                                                  73%           76%
                   ---------------------------------------------------------------------------------------
                               Outside                       455,943       312,220     146           4,108
                               customer sales                     10%            7%
                             -----------------------------------------------------------------------------
                    Asia       Intersegment                  144,482       168,355      86           1,302
                               transactions                        3%            3%
                             -----------------------------------------------------------------------------
                             Total                           600,425       480,575     125           5,409
                                                                  13%           10%
                   ---------------------------------------------------------------------------------------
                               Outside                       399,425       394,660     101           3,598
                               customer sales                      9%            9%
                             -----------------------------------------------------------------------------
                    North      Intersegment                   12,890        19,434      66             116
                    America    transactions                        0%            0%
                             -----------------------------------------------------------------------------
                             Total                           412,315       414,094     100           3,715
 Sales                                                             9%            9%
                   ---------------------------------------------------------------------------------------
                               Outside                       182,461       177,056     103           1,644
                               customer sales                      4%            4%
                             -----------------------------------------------------------------------------
                    Europe     Intersegment                   19,622        12,281     160             177
                               transactions                        0%            0%
                             -----------------------------------------------------------------------------
                             Total                           202,083       189,337     107           1,821
                                                                   4%            4%
                   ---------------------------------------------------------------------------------------
                               Outside                        38,658        28,934     134             348
                               customer sales                      1%            1%
                             -----------------------------------------------------------------------------
                    Other      Intersegment                    1,155         1,323      87              10
                    Areas      transactions                        0%            0%
                             -----------------------------------------------------------------------------
                             Total                            39,813        30,257     132             359
                                                                   1%            1%
                   ---------------------------------------------------------------------------------------
                                Subtotal                   4,633,034     4,618,924     100          41,739
                                                                 100%          100%
                   ---------------------------------------------------------------------------------------
                                Eliminations                (591,627)     (702,433)      -          (5,330)

                   ---------------------------------------------------------------------------------------
                       Total                               4,041,407     3,916,491     103          36,409
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                  The half years ended September 30
                                                       ---------------------------------------------------
                                                                      YEN           (A)/(B)   U.S. DOLLARS
                                                                  (millions)          X100     (millions)
                                                       ----------------------------          -------------
                                                             2003 (A)      2002 (B)   (%)             2003
----------------------------------------------------------------------------------------------------------
                    Japan                                     37,208        65,775      57             335
                                                                  79%           78%
                   ---------------------------------------------------------------------------------------
                    Asia                                        (513)        7,740       -              (5)
                                                                   -            9%
                   ---------------------------------------------------------------------------------------
                    North America                              1,714         3,037      56              15
                                                                   4%            4%
                   ---------------------------------------------------------------------------------------
 Operating          Europe                                     7,188         6,442     112              65
 income (loss)                                                    15%            8%
                   ---------------------------------------------------------------------------------------
                    Other Areas                                1,368           748     183              12
                                                                   3%            1%
                   ---------------------------------------------------------------------------------------
                    Subtotal                                  46,965        83,742      56             423
                                                                 100%          100%
                   ---------------------------------------------------------------------------------------
                    Eliminations & Corporate items           (26,726)      (22,054)      -            (241)

                   ---------------------------------------------------------------------------------------
                   Total                                      20,239        61,688      33             182

==========================================================================================================

(3)SALES BY MARKET

----------------------------------------------------------------------------------------------------------
                                                                The half years ended September 30
                                                       ---------------------------------------------------
                                                                      YEN           (A)/(B)   U.S. DOLLARS
                                                                  (millions)          X100     (millions)
                                                       ---------------------------            ------------
                                                             2003 (A)      2002 (B)    (%)         2003
----------------------------------------------------------------------------------------------------------
                   Japan                                   2,636,362     2,633,108     100          23,751
                                                                  65%           67%
----------------------------------------------------------------------------------------------------------
                    Asia                                     553,783       498,594     111           4,989
                                                                  14%           13%
                   ---------------------------------------------------------------------------------------
                    North America                            428,218       426,980     100           3,858
                                                                  11%           11%
                   ---------------------------------------------------------------------------------------
                    Europe                                   303,458       262,185     116           2,734
                                                                   7%            7%
                   ---------------------------------------------------------------------------------------
                    Other Areas                              119,586        95,624     125           1,077
                                                                   3%            2%
                   ---------------------------------------------------------------------------------------
                 Outside Japan                             1,405,045     1,283,383     109          12,658
                                                                  35%           33%
----------------------------------------------------------------------------------------------------------
                 Total                                     4,041,407     3,916,491     103          36,409
                                                                 100%          100%
----------------------------------------------------------------------------------------------------------

                                      # # #

                                  HITACHI, LTD.
                       UNCONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE HALF YEAR ENDED SEPTEMBER 30, 2003
                                (111yen = U.S.$1)

                                                                                      October 29, 2003

                                                   YEN                                    U.S. DOLLARS
INCOME STATEMENTS                              (millions)                                    (millions)
-------------------
(The half years ended Sept. 30)                  2003(A)         2002(B)     (A)/(B)x100          2003
Net sales                                     1,128,203       1,515,655              74%        10,164
Cost of sales                                   905,113       1,231,453              73%         8,154
S.G.A. expenses                                 230,082         283,926              81%         2,073
Operating income (loss)                          (6,992)            275               -            (63)
-----------------------
Other income                                     40,873          23,823             172%           368
Other deductions                                 23,842          26,509              90%           215
Ordinary income (loss)                           10,038          (2,411)              -             90
-----------------------
Extraordinary gain                                8,450          32,957              26%            76
Extraordinary loss                                4,939               -               -             45
Income before income taxes                       13,549          30,546              44%           122
--------------------------
Current income taxes                            (52,567)          1,661               -           (474)
Deferred income taxes                            46,850           9,116             514%           422
Net income                                       19,266          19,767              97%           174
----------
Basic EPS (yen and dollars)                        5.82            5.92              98%          0.05
Diluted EPS (yen and dollars)                         -               -               -              -


BALANCE SHEETS                              2003/9/30(A)    2003/3/31(B)     (A)/(B)x100     2003/9/30
----------------
Current assets                                1,681,987       1,921,651              88%        15,153
  (Quick assets)                              1,293,059       1,509,346              86%        11,649
  (Inventories)                                 307,960         326,611              94%         2,774
  (Deferred tax assets)                          80,967          85,693              94%           729
Fixed assets                                  1,879,918       1,903,377              99%        16,936
  (Investments)                               1,256,413       1,078,032             117%        11,319
  (Deferred tax assets)                         180,041         249,036              72%         1,622
  (Others)                                      443,463         576,309              77%         3,995
Total assets                                  3,561,906       3,825,029              93%        32,089
--------------

Current liabilities                           1,712,126       1,819,074              94%        15,425
Fixed liabilities                               483,676         631,990              77%         4,357
  (Debentures)                                  280,000         418,471              67%         2,523
  (Long-term loans)                              23,488          23,548             100%           212
  (Others)                                      180,188         189,971              95%         1,623
Total liabilities                             2,195,803       2,451,065              90%        19,782
-------------------
Stockholders' equity                          1,366,102       1,373,964              99%        12,307
----------------------
Liabilities and stockholders' equity          3,561,906       3,825,029              93%        32,089
--------------------------------------

FORECAST FOR THE YEAR ENDING MARCH 31, 2004
-------------------------------------------
                                    Net sales    Ordinary income    Net income
Millions of Yen                     2,400,000             20,000        40,000
Millions of U.S. dollars               21,053                175           351

Cautionary Statement

Certain statements contained in this document may constitute forward-looking statements which reflect management's current views with respect to certain future events and financial performance based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements and from historical trends include, but are not limited to:
  - rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;
  - uncertainty as to Hitachi's ability to continue to develop and to market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;
  - fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;
  - increasing commoditization of information technology products, and intensifying price competition in the market for such products;
  - fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar;
  - uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;
  - uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;
  - general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports;
  - uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies;
  - uncertainty as to the success of alliances upon which Hitachi's depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and
  - uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.
These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this report, or in other materials published by the Company.

                                      # # #

                                                                October 29, 2003
                                                                   Hitachi, Ltd.


          Supplementary information for the first half of fiscal 2003, ended September 30, 2003
                              (Consolidated basis)

1. Summary                                                                                                      (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                      1st half of fiscal 2002   1st half of fiscal 2003      Fiscal 2003(Forecast)
                                                    --------------------------- -----------------------      ----------------------
                                                       (A)      (A)/1st half of      (B)       (B)/(A)         (C)          (C)/
                                                                    FY 2001                                                FY2002
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                             3,916.4        99%         4,041.4           103%      8,350.0          102%
   --------------------------------------------------------------------------------------------------------------------------------
   C/U *                                                  258%        -              358%            -           348%           -
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                         61.6         -             20.2            33%        170.0          111%
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes
and minority interests                                   33.4         -             90.5           270%        225.0          232%
-----------------------------------------------------------------------------------------------------------------------------------
Income before minority interests                         17.3         -             14.3            82%         45.0          102%
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                5.6         -              5.3            95%         10.0           36%
   --------------------------------------------------------------------------------------------------------------------------------
   C/U *                                                   65%        -               28%            -            25%           -
-----------------------------------------------------------------------------------------------------------------------------------
Average exchange rate                                     122         -              118             -           110**          -
(yen / U.S.$)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest and dividends                               (6.8)        -             (5.7)            -             -            -
-----------------------------------------------------------------------------------------------------------------------------------
*Consolidated basis/Unconsolidated basis

**Assumed exchange rate for 2nd half of fiscal 2003

-----------------------------------------------------------------------------------------------------
                                           As of March 31, 2003       As of September 30, 2003
-----------------------------------------------------------------------------------------------------
Cash & cash equivalents, Short-term
investments (Billions of yen)                           1,015.1                          963.2
-----------------------------------------------------------------------------------------------------
Interest-bearing debt
(Billions of yen)                                       2,840.5                        2,702.6
-----------------------------------------------------------------------------------------------------
Number of employees                                     339,572                        326,500
-----------------------------------------------------------------------------------------------------
   Japan                                                256,085                        243,476
   --------------------------------------------------------------------------------------------------
   Overseas                                              83,487                         83,024
-----------------------------------------------------------------------------------------------------
Number of consolidated subsidiaries                       1,112                            967
-----------------------------------------------------------------------------------------------------
   Japan                                                    708                            560
   --------------------------------------------------------------------------------------------------
   Overseas                                                 404                            407
-----------------------------------------------------------------------------------------------------

                                      - 2 -

2. Sales by industry segment                                                                                    (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                      1st half of fiscal 2002   1st half of fiscal 2003      Fiscal 2003(Forecast)
                                                    --------------------------- -----------------------      ----------------------
                                                       (A)      (A)/1st half of    (B)        (B)/(A)          (C)          (C)/
                                                                    FY 2001                                                FY2002
-----------------------------------------------------------------------------------------------------------------------------------
Information & Telecommunication Systems                 878.2          101%      1,053.2           120%      2,240.0          118%
-----------------------------------------------------------------------------------------------------------------------------------
Electronic Devices                                      766.4          100%        607.5            79%      1,240.0           79%
-----------------------------------------------------------------------------------------------------------------------------------
Power & Industrial Systems                            1,068.1           96%      1,073.4           100%      2,250.0           98%
-----------------------------------------------------------------------------------------------------------------------------------
Digital Media & Consumer Products                       597.6          103%        585.4            98%      1,210.0          100%
-----------------------------------------------------------------------------------------------------------------------------------
High Functional Materials & Components                  613.0           98%        622.2           101%      1,270.0          102%
-----------------------------------------------------------------------------------------------------------------------------------
Logistics, Services & Others                            700.6           99%        612.9            87%      1,210.0           83%
-----------------------------------------------------------------------------------------------------------------------------------
Financial Services                                      293.3          104%        267.9            91%        530.0           91%
-----------------------------------------------------------------------------------------------------------------------------------
Eliminations & Corporate items                       (1,000.9)           -        (781.3)            -      (1,600.0)           -
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                 3,916.4           99%      4,041.4           103%      8,350.0          102%
-----------------------------------------------------------------------------------------------------------------------------------

3. Operating income (loss) by industry segment                                                                  (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                      1st half of fiscal 2002   1st half of fiscal 2003      Fiscal 2003(Forecast)
                                                    --------------------------- -----------------------      ----------------------
                                                       (A)      (A)/1st half of    (B)        (B)/(A)          (C)          (C)/
                                                                    FY 2001                                                FY2002
-----------------------------------------------------------------------------------------------------------------------------------
Information & Telecommunication Systems                  42.1          290%          5.3            13%         68.0           62%
-----------------------------------------------------------------------------------------------------------------------------------
Electronic Devices                                       (7.9)           -           3.6             -          22.0            -
-----------------------------------------------------------------------------------------------------------------------------------
Power & Industrial Systems                               11.1           42%          7.9            71%         45.0           85%
-----------------------------------------------------------------------------------------------------------------------------------
Digital Media & Consumer Products                         5.7            -           0.7            13%          9.0          145%
-----------------------------------------------------------------------------------------------------------------------------------
High Functional Materials & Components                    9.0            -           9.2           102%         35.0          191%
-----------------------------------------------------------------------------------------------------------------------------------
Logistics, Services & Others                              1.4           20%         (0.3)            -           6.0           58%
-----------------------------------------------------------------------------------------------------------------------------------
Financial Services                                       18.6           91%          8.1            44%         18.0          149%
-----------------------------------------------------------------------------------------------------------------------------------
Eliminations & Corporate items                          (18.5)           -         (14.5)            -         (33.0)           -
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                    61.6            -          20.2            33%        170.0          111%
-----------------------------------------------------------------------------------------------------------------------------------

4. Overseas sales by industry segment                                                                           (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                      1st half of fiscal 2002   1st half of fiscal 2003      Fiscal 2003(Forecast)
                                                    --------------------------- -----------------------      ----------------------
                                                       (A)      (A)/1st half of     (B)       (B)/(A)          (C)          (C)/
                                                                    FY 2001                                                FY2002
-----------------------------------------------------------------------------------------------------------------------------------
Information & Telecommunication Systems                 128.9          108%        306.7           238%
--------------------------------------------------------------------------------------------------------
Electronic Devices                                      263.1           99%        231.6            88%
--------------------------------------------------------------------------------------------------------
Power & Industrial Systems                              194.1          102%        235.6           121%
--------------------------------------------------------------------------------------------------------
Digital Media & Consumer Products                       246.0          104%        237.5            97%
--------------------------------------------------------------------------------------------------------
High Functional Materials & Components                  155.5           92%        160.5           103%
--------------------------------------------------------------------------------------------------------
Logistics, Services & Others                            277.0          116%        213.5            77%
--------------------------------------------------------------------------------------------------------
Financial Services                                       18.5           99%         19.3           105%
--------------------------------------------------------------------------------------------------------
Eliminations & Corporate items                              0            -             0             -
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                 1,283.3          104%      1,405.0           109%      2,880.0          109%
-----------------------------------------------------------------------------------------------------------------------------------

5. Overseas production (Total sales of overseas manufacturing subsidiaries)              (Billions of yen)
----------------------------------------------------------------------------------------------------------
                                                      1st half of fiscal 2002     1st half of fiscal 2003
                                                     -------------------------  --------------------------
                                                        (A)    (A)/1st half of     (B)         (B)/(A)
                                                                   FY 2001
----------------------------------------------------------------------------------------------------------
Overseas production                                      499.7            88%      694.9           139%
----------------------------------------------------------------------------------------------------------
   Percentage of net sales                                  13%            -          17%            -
   -------------------------------------------------------------------------------------------------------
   Percentage of overseas sales                             39%            -          49%            -
----------------------------------------------------------------------------------------------------------

6. Capital investment by industry segment (Completion basis, including leasing assets)                          (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                           Fiscal 2002            1st half of fiscal 2003   Fiscal 2003(Forecast)
                                                        ---------------------     -----------------------   ----------------------
                                                       (A)       (A)/ FY          (B)     (B)/1st half of   (C)        (C)/ (A)
                                                                   2001                        FY 2002
----------------------------------------------------------------------------------------------------------------------------------
Information & Telecommunication Systems                    72.7           81%         37.7           102%
----------------------------------------------------------------------------------------------------------
Electronic Devices                                         91.2           80%         23.0            54%
----------------------------------------------------------------------------------------------------------
Power & Industrial Systems                                 70.7           95%         32.1           107%
----------------------------------------------------------------------------------------------------------
Digital Media & Consumer Products                          35.1           91%         16.3            90%
----------------------------------------------------------------------------------------------------------
High Functional Materials & Components                     60.6           76%         31.4            99%
----------------------------------------------------------------------------------------------------------
Logistics, Services & Others                               30.8           77%         14.3            92%
----------------------------------------------------------------------------------------------------------
Financial Services                                        467.6           99%        239.5           109%
----------------------------------------------------------------------------------------------------------
Eliminations & Corporate items                            (41.6)           -         (13.7)            -
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                     787.4           92%        380.9           102%       780.0          99%
-----------------------------------------------------------------------------------------------------------------------------------
   Internal use assets                                    328.4           79%        144.3            89%       300.0          91%
   --------------------------------------------------------------------------------------------------------------------------------
   Leasing assets                                         459.0          104%        236.6           111%       480.0         105%
-----------------------------------------------------------------------------------------------------------------------------------

7. Depreciation by industry segment                                                                              (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                       Fiscal 2002            1st half of fiscal 2003        Fiscal 2003(Forecast)
                                                   -------------------        -----------------------       -----------------------
                                                   (A)      (A)/ FY           (B)     (B)/1st half of       (C)       (C)/ (A)
                                                              2001                        FY 2002
-----------------------------------------------------------------------------------------------------------------------------------
Information & Telecommunication Systems              59.1          85%            38.3           129%
------------------------------------------------------------------------------------------------------
Electronic Devices                                  112.7          70%            24.7            45%
------------------------------------------------------------------------------------------------------
Power & Industrial Systems                           70.1         111%            36.1           117%
------------------------------------------------------------------------------------------------------
Digital Media & Consumer Products                    40.8          93%            19.0            96%
------------------------------------------------------------------------------------------------------
High Functional Materials & Components               73.0          89%            33.2            90%
------------------------------------------------------------------------------------------------------
Logistics, Services & Others                         28.8          79%            13.5            85%
------------------------------------------------------------------------------------------------------
Financial Services                                   91.5         132%            47.0           132%
------------------------------------------------------------------------------------------------------
Corporate items                                       3.8           -              1.8            90%
-----------------------------------------------------------------------------------------------------------------------------------
Total                                               480.2          91%           213.9            95%        440.0           92%
-----------------------------------------------------------------------------------------------------------------------------------
   Internal use assets                              378.2          84%           160.6            86%        325.0           86%
   --------------------------------------------------------------------------------------------------------------------------------
   Leasing assets                                   102.0         129%            53.2           133%        115.0          113%
-----------------------------------------------------------------------------------------------------------------------------------

                                      - 4 -

8. R&D expenditure by industry segment                                                                          (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Fiscal 2002          1st half of fiscal 2003     Fiscal 2003(Forecast)
                                                       ---------------------     -----------------------     ----------------------
                                                       (A)        (A)/ FY        (B)     (B)/1st half of     (C)        (C)/ (A)
                                                                    2001                     FY 2002
-----------------------------------------------------------------------------------------------------------------------------------
Information & Telecommunication Systems                   121.3           89%         84.9           134%
----------------------------------------------------------------------------------------------------------
Electronic Devices                                        105.5           90%         20.0            38%
----------------------------------------------------------------------------------------------------------
Power & Industrial Systems                                 64.6          101%         33.5           113%
----------------------------------------------------------------------------------------------------------
Digital Media & Consumer Products                          33.8           90%         16.7            99%
----------------------------------------------------------------------------------------------------------
High Functional Materials & Components                     41.7           88%         21.6           103%
----------------------------------------------------------------------------------------------------------
Logistics, Services & Others                                8.5           71%          6.4           131%
----------------------------------------------------------------------------------------------------------
Financial Services                                          1.4          117%          0.9           130%
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                     377.1           91%        184.4            97%      380.0          101%
-----------------------------------------------------------------------------------------------------------------------------------
   Percentage of net sales                                 4.6%            -           4.6%            -         4.6%           -
-----------------------------------------------------------------------------------------------------------------------------------

9. Balance sheets by financial and non-financial services                                                       (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                     As of       As of                                                As of        As of
                                           March     September  Liabilities and stockholders' equity        March      September
                                          31,2003     30,2003                                              31,2003      30,2003
--------------------------------------------------------------  -------------------------------------------------------------------
Manufacturing, Services and Others                              Manufacturing, Services and Others
--------------------------------------------------------------  -------------------------------------------------------------------
     Cash and cash equivalents              716.9       634.8        Short-term debt                        1,095.6      1,070.5
     ---------------------------------------------------------       --------------------------------------------------------------
     Short-term investments                 146.0       213.5        Trade payables                         1,148.6      1,080.7
     ---------------------------------------------------------       --------------------------------------------------------------
     Trade receivables                    1,746.3     1,621.6        Long-term debt                           954.3        800.6
     ---------------------------------------------------------       --------------------------------------------------------------
     Inventories                          1,186.4     1,184.7        Other liabilities                      3,421.0      3,349.5
     ---------------------------------------------------------       --------------------------------------------------------------
     Investments and advances               678.3       828.0     Total                                     6,619.7      6,301.4
     ---------------------------------------------------------  -------------------------------------------------------------------
     Property, plant and equipment        2,308.5     2,047.7   Financial Services
     ---------------------------------------------------------  -------------------------------------------------------------------
     Other assets                         2,242.4     2,144.8        Short-term debt                          579.6        639.7
--------------------------------------------------------------       --------------------------------------------------------------
Total                                     9,025.0     8,675.6        Trade payables                           256.0        215.5
--------------------------------------------------------------       --------------------------------------------------------------
Financial Services                                                   Long-term debt                           708.1        685.8
--------------------------------------------------------------       --------------------------------------------------------------
     Cash and cash equivalents              107.0        73.6        Other liabilities                        148.1        149.5
     ---------------------------------------------------------       --------------------------------------------------------------
     Trade receivables                      543.6       546.3     Total                                     1,692.0      1,690.6
     ---------------------------------------------------------  -------------------------------------------------------------------
     Investment in leases                   606.2       600.9   Eliminations                                 (737.1)      (683.2)
     ---------------------------------------------------------  -------------------------------------------------------------------
     Property, plant and equipment          307.9       304.9
     ---------------------------------------------------------
     Other assets                           367.5       405.9   Liabilities                                 7,574.5      7,308.8
--------------------------------------------------------------  -------------------------------------------------------------------
Total                                     1,932.4     1,931.9   Minority interests                            751.5        750.1
--------------------------------------------------------------  -------------------------------------------------------------------
Eliminations                               (778.0)     (723.0)  Stockholders' equity                        1,853.2      1,825.5
--------------------------------------------------------------  -------------------------------------------------------------------
Assets                                   10,179.3     9,884.4   Liabilities and stockholders' equity       10,179.3      9,884.4
-----------------------------------------------------------------------------------------------------------------------------------

10. Statements of operating results by financial and non-financial services

                                                                                           (Billions of yen)
------------------------------------------------------------------------------------------------------------
                                                                     1st half of fiscal  1st half of fiscal
                                                                           2002                 2003
------------------------------------------------------------------------------------------------------------
                                Sales                                           3,756.0             3,893.9
                                ----------------------------------------------------------------------------
 Manufacturing, Services and    Cost of sales and selling, general
          Others                and administrative expenses                     3,714.0             3,881.7
                                ----------------------------------------------------------------------------
                                Operating income (loss)                            42.0                12.2
------------------------------------------------------------------------------------------------------------
                                Sales                                             293.3               267.9
                                ----------------------------------------------------------------------------
     Financial Services         Cost of sales and selling, general
                                and administrative expenses                       274.6               259.7
                                ----------------------------------------------------------------------------
                                Operating income (loss)                            18.6                 8.1
------------------------------------------------------------------------------------------------------------
                                Sales                                            (132.9)             (120.5)
                                ----------------------------------------------------------------------------
         Eliminations           Cost of sales and selling, general
                                and administrative expenses                      (133.8)             (120.2)
                                ----------------------------------------------------------------------------
                                Operating income (loss)                             0.9                (0.2)
------------------------------------------------------------------------------------------------------------
                                Sales                                           3,916.4             4,041.4
                                ----------------------------------------------------------------------------
            Total               Cost of sales and selling, general
                                and administrative expenses                     3,854.8             4,021.1
                                ----------------------------------------------------------------------------
                                Operating income (loss)                            61.6                20.2
------------------------------------------------------------------------------------------------------------

Note: Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

                                    - ### -

                                                                October 29, 2003
                                                                   Hitachi, Ltd.

          Supplementary information for the first half of fiscal 2003, ended September 30, 2003
                             (Unconsolidated basis)

                                                                                          (Billions of yen)
-----------------------------------------------------------------------------------------------------------
                             1st half of Fiscal 2002      1st half of fiscal 2003    Fiscal 2003 (Forecast)
                            -------------------------     -----------------------    ----------------------
                            (A)       (A)/1st half of     (B)          (B)/(A)       (C)         (C)/FY2002
                                          FY 2001
-----------------------------------------------------------------------------------------------------------
Net sales                   1,515.6               85%    1,128.2            74%   2,400.0               77%
-----------------------------------------------------------------------------------------------------------
Operating income (loss)         0.2                -        (6.9)            -          -                -
-----------------------------------------------------------------------------------------------------------
Ordinary income (loss)         (2.4)               -        10.0             -       20.0               38%
-----------------------------------------------------------------------------------------------------------
Net income                     19.7                -        19.2            97%      40.0              141%
-----------------------------------------------------------------------------------------------------------
Dividend payout ratio (%)        51                -          52             -          -                -
-----------------------------------------------------------------------------------------------------------
Average exchange rate           123                -         118             -        110*               -
(yen / U.S.$)
-----------------------------------------------------------------------------------------------------------

* Assumed exchange rate for 2nd half of fiscal 2003

--------------------------------------------------------------------------------
                                As of March 31, 2003    As of September 30, 2003
--------------------------------------------------------------------------------
Cash & cash equivalents,
Short-term investments
(Billions of yen)                              253.7                       325.1
--------------------------------------------------------------------------------
Interest-bearing debt
(Billions of yen)                              683.3                       575.9
--------------------------------------------------------------------------------
Number of employees                           44,375                      37,030
--------------------------------------------------------------------------------

                                                                                           (Billions of yen)
------------------------------------------------------------------------------------------------------------
                                  1st half of Fiscal 2002   1st half of Fiscal 2003   Fiscal 2003 (Forecast)
                                  -----------------------   -----------------------   ----------------------
                                  (A)     (A)/1st half of    (B)     (B)/(A)           (C)      (C)/FY2002
                                              FY 2001
------------------------------------------------------------------------------------------------------------
Capital investment (Based
on construction starts)             50.0         115%          18.0           36%         40.0       52%
------------------------------------------------------------------------------------------------------------
Depreciation *                      47.7          76%          24.8           52%         51.0       59%
------------------------------------------------------------------------------------------------------------
 R&D expenditures                  119.5          82%          71.1           60%        140.2       63%
     -------------------------------------------------------------------------------------------------------
     Percentage of net sales         7.9%          -            6.3%           -           5.8%       -
------------------------------------------------------------------------------------------------------------

* The figures do not include depreciation on leasing assets.

                                    - ### -

                                                                October 29, 2003

                                                                   Hitachi, Ltd.

  Supplementary Information on Information & Telecommunication Systems and Displays

Notes: 1. Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems

(1) Sales and operating income (loss) by product sector

                                                (upper rows show comparisons to the previous year, billions of yen)
-------------------------------------------------------------------------------------------------------------------
                                               Fiscal 2002                                Fiscal 2003
                                   ------------------------------------  ------------------------------------------
                                      1st half    2nd half       Total     1st half       2nd half         Total
                                                                                         (forecast)      (forecast)
-------------------------------------------------------------------------------------------------------------------
              Sales                        101%        107%        104%         120%            116%            118%
                                   --------------------------------------------------------------------------------
                                         878.2     1,021.4     1,899.6      1,053.2         1,186.8         2,240.0
    ---------------------------------------------------------------------------------------------------------------
    Software & Services                    100%        105%        103%         101%            103%            102%
                                   --------------------------------------------------------------------------------
                                         453.4       531.5       984.9        459.5           545.5         1,005.0
    ---------------------------------------------------------------------------------------------------------------
    Hardware                               101%        109%        105%         140%            131%            135%
                                   --------------------------------------------------------------------------------
                                         424.8       489.9       914.7        593.7           641.3         1,235.0
-------------------------------------------------------------------------------------------------------------------
       Operating income (loss)             290%        322%        309%          13%             92%             62%
                                   --------------------------------------------------------------------------------
                                          42.1        68.3       110.5          5.3            62.7            68.0
    ---------------------------------------------------------------------------------------------------------------
    Software & Services                    186%        105%        135%          66%            149%            107%
                                   --------------------------------------------------------------------------------
                                          31.1        29.5        60.6         20.6            44.0            64.6
    ---------------------------------------------------------------------------------------------------------------
    Hardware                               -            -           -           -                48%              7%
                                   --------------------------------------------------------------------------------
                                          11.0        38.9        49.9        (15.3)           18.7             3.4
-------------------------------------------------------------------------------------------------------------------

Notes: 2. On April 1, 2003, all hard disk drive operations were integrated with Hitachi Global Storage Technologies (HGST), a Hitachi subsidiary which started operations on January 1, 2003. HGST has a December 31 year-end and the fiscal 2003 consolidated forecast for Hitachi, Ltd., the year ending March 31, 2004, includes HGST's business forecast for its fiscal year ending December 31, 2003.

(2) Sales by product sector *3 (upper rows show comparisons to the previous year, billions of yen)

--------------------------------------------------------------------------------------------------------------------
                                                Fiscal 2002                                Fiscal 2003
                                    ------------------------------------  ------------------------------------------
                                       1st half    2nd half       Total     1st half       2nd half         Total
                                                                                          (forecast)     (forecast)
--------------------------------------------------------------------------------------------------------------------
                                            101%        107%        104%         120%            116%           118%
                                    --------------------------------------------------------------------------------
Information & Telecommunication
Systems                                   878.2     1,021.4     1,899.6      1,053.2         1,186.8        2,240.0
     ---------------------------------------------------------------------------------------------------------------
     Software & Services                    100%        105%        103%         101%            103%           102%
                                    --------------------------------------------------------------------------------
                                          453.4       531.5       984.9        459.5           545.5        1,005.0
        ------------------------------------------------------------------------------------------------------------
        Software                            104%         92%         97%          91%
                                    -------------------------------------------------
                                           91.6        95.0       186.6         83.8
        -----------------------------------------------------------------------------
        Services                             99%        108%        104%         104%
                                    -------------------------------------------------
                                          361.8       436.5       798.3        375.7
     ---------------------------------------------------------------------------------------------------------------
     Hardware                               101%        109%        105%         140%            131%           135%
                                    --------------------------------------------------------------------------------
                                          424.8       489.9       914.7        593.7           641.3        1,235.0
        ------------------------------------------------------------------------------------------------------------
        Storage*4                           123%        110%        115%         176%
                                    -------------------------------------------------
                                          165.5       178.4       343.9        292.1
        -----------------------------------------------------------------------------
        Servers*5                            93%        139%        113%         111%
                                    -------------------------------------------------
                                           60.1        73.0       133.1         67.0
        -----------------------------------------------------------------------------
        PCs*6                               126%        123%        125%          93%
                                    -------------------------------------------------
                                           71.6        85.1       156.7         66.8
        -----------------------------------------------------------------------------
        Telecommunication                    58%         90%         73%         125%
                                    -------------------------------------------------
                                           47.2        64.9       112.1         58.8
        -----------------------------------------------------------------------------
        Others                               97%         97%         97%         136%
                                    -------------------------------------------------
                                           80.4        88.5       168.9        109.0
--------------------------------------------------------------------------------------------------------------------

Notes:  3. Figures for each product exclude intra-segment transactions.
        4. Figures for Storage include disk array subsystems, hard disk drives, etc.
        5. Figures for Servers include supercomputers, general-purpose computers, UNIX servers, etc.
        6. Figures for PCs include PC servers and client PCs.

(3) SAN/NAS storage solutions (upper rows show comparisons to the previous year, billions of yen)

--------------------------------------------------------------------------------------------------------------------
                                                  Fiscal 2002                               Fiscal 2003
                                       ---------------------------------   -----------------------------------------
                                         1st half    2nd half     Total     1st half        2nd half        Total
                                                                                           (forecast)    (forecast)
--------------------------------------------------------------------------------------------------------------------
                Sales                         108%        108%      108%          98%             109%          104%
                                       -----------------------------------------------------------------------------
                                            130.0       140.0     270.0        128.0            152.0         280.0
--------------------------------------------------------------------------------------------------------------------

(4) Shipments of main products

--------------------------------------------------------------------------------------------------------------------
                                               Fiscal 2002                                 Fiscal 2003
                                ----------------------------------------    ----------------------------------------
                                Unit     1st half     2nd half     Total    1st half       2nd half         Total
                                                                                          (forecast)     (forecast)
--------------------------------------------------------------------------------------------------------------------
Large-capacity disk array         TB       11,900       14,300    26,200      17,700          20,700         38,400
subsystems*7
--------------------------------------------------------------------------------------------------------------------
Middle-capacity disk array        TB        1,500        2,100     3,600       3,900           7,200         11,100
subsystems*7
--------------------------------------------------------------------------------------------------------------------
PCs and PC servers*8            Units     280,000      300,000   580,000     278,000         342,000        620,000
--------------------------------------------------------------------------------------------------------------------

Notes:  7. The figures for disk array subsystems represent storage capacity stated in terabyte units.
        8. PC figures are in units, for Japan only, on a parent company basis.

(5) Hard disk drives *9 *10

-----------------------------------------------------------------------------------------------------------------
     Period recorded for                                            Fiscal 2002
                                ---------------------------------------------------------------------------------
   consolidated accounting              1st half                     2nd half                      Total
          purposes              (Apr. 2002 to Sept. 2002)    (Oct. 2002 to Mar. 2003)     (Apr. 2002 to Mar. 2003)
      (Shipment Period)
-----------------------------------------------------------------------------------------------------------------
Sales (billions of yen)                      -                           -                        120.0
-----------------------------------------------------------------------------------------------------------------
Shipments                                  4.0                         4.6                          8.6
(million units)
     ------------------------------------------------------------------------------------------------------------
     Mobiles                               3.5                         4.0                          7.5
     ------------------------------------------------------------------------------------------------------------
     Servers                               0.5                         0.6                          1.1
     ------------------------------------------------------------------------------------------------------------
     Desktops                                -                           -                            -
     ------------------------------------------------------------------------------------------------------------
     Emerging                                -                           -                            -
---- ------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                                   Fiscal 2003
      Period recorded for       ---------------------------------------------------------------------------------
    consolidated accounting              1st half               2nd half (forecast)        Total (forecast) *11
           purposes              (Jan. 2003 to Jun. 2003)    (Jul. 2003 to Dec. 2003)    (Jan. 2003 to Dec. 2003)
                                               ----------
       (Shipment Period)                        Ref*11
-----------------------------------------------------------------------------------------------------------------
 Sales (billions of yen)         192.9            219.7               262.1                        455.0
-----------------------------------------------------------------------------------------------------------------
 Shipments (million units)        16.7             19.1                25.3                           42
     ------------------------------------------------------------------------------------------------------------
      Mobiles                      9.1             11.2                   -                            -
     ------------------------------------------------------------------------------------------------------------
      Servers                      1.2              1.5                   -                            -
     ------------------------------------------------------------------------------------------------------------
      Desktops                     6.3              6.3                   -                            -
     ------------------------------------------------------------------------------------------------------------
      Emerging                     0.2              0.2                   -                            -
---- ------------------------------------------------------------------------------------------------------------

  (Fiscal 2003 2nd Half by Quarter)

---------------------------------------------------------------------------------------
     Period recorded for                       Fiscal 2003 2nd Half
  consolidated accounting       -------------------------------------------------------
          purposes                      3rd quarter            4th quarter (forecast)
      (Shipment Period)         (Jul. 2003 to Sep. 2003)*12   (Oct. 2003 to Dec. 2003)
---------------------------------------------------------------------------------------
 Sales (billions of yen)               128.6                          133.5
---------------------------------------------------------------------------------------
 Shipments (million units)              11.6                           13.7
     ----------------------------------------------------------------------------------
     Mobiles                             6.6
     ----------------------------------------------------------------------------------
     Servers                             0.9
     ----------------------------------------------------------------------------------
     Desktops                            3.9
     ----------------------------------------------------------------------------------
     Emerging                            0.2
---------------------------------------------------------------------------------------

Notes: 9.  Figures include intra-segment transactions.

       10. On December 31, 2002, Hitachi purchased majority ownership in a company to which IBM Corporation's hard disk drive operations had been transferred. On January 1, 2003, the company began operating as Hitachi Global Storage Technologies (HGST). HGST has a December 31 year-end and Hitachi, Ltd. has a March 31 year-end. The first-half consolidated results include the results of HGST for the six-month period from January 1, 2003 through June 30, 2003. Meanwhile, the results of Hitachi, Ltd.'s HDD operations for the period from January 1, 2003 through March 31, 2003 were included in Hitachi's consolidated financial results for the year ended March 31, 2003. On April 1, 2003, Hitachi, Ltd.'s HDD operations were integrated in HGST.

        11. The figures provided for reference purposes represent the combined sales and shipments of Hitachi, Ltd.'s HDD operations prior to integration and HGST's operations, and are shown to give an overall picture of Hitachi's HDD operations for the six-month period ended June 30, 2003. The forecasts for the full year ending December 31, 2003 are approximately 480 billion yen in sales and 44 million in unit shipments.

        12. Results for HDD operations in the period from July 1, 2003 through September 30, 2003 will be included in Hitachi's fiscal 2003 third-quarter results.

2. Displays

(1) Sales and operating income (loss) (upper rows show comparisons to the previous year, billions of yen)

---------------------------------------------------------------------------------------------------------------------
                                                Fiscal 2002                              Fiscal 2003
                                    -----------------------------------  --------------------------------------------
                                      1st half     2nd half      Total      1st half        2nd half        Total
                                                                                           (forecast)    (forecast)
---------------------------------------------------------------------------------------------------------------------
Sales                                      109%         92%        100%          119%             155%          136%
                                    ---------------------------------------------------------------------------------
                                         100.0        94.7       194.8         118.7            147.0         265.7
---------------------------------------------------------------------------------------------------------------------
Operating income (loss)                    -           -           -             -                -             -
                                    ---------------------------------------------------------------------------------
                                          (1.3)      (14.4)      (15.7)         (5.0)             5.0             0
---------------------------------------------------------------------------------------------------------------------

  (2) LCD sales         (upper rows show comparisons to the previous year,
billions of yen)

---------------------------------------------------------------------------------------------------------------------
                                                Fiscal 2002                              Fiscal 2003
                                    -----------------------------------     -----------------------------------------
                                    1st half      2nd half       Total      1st half        2nd half        Total
                                                                                           (forecast)     (forecast)
---------------------------------------------------------------------------------------------------------------------
Sales                                      167%         84%        115%          125%             179%          150%
                                    ---------------------------------------------------------------------------------
                                          80.0        67.0       147.0         100.0            120.0         220.0
     ----------------------------------------------------------------------------------------------------------------
     Large-size LCDs                       135%         61%         90%           95%             140%          113%
                                    ---------------------------------------------------------------------------------
                                          58.0        40.0        98.0          55.0             56.0         111.0
     ----------------------------------------------------------------------------------------------------------------
     Small and medium-size LCDs            440%        193%        258%          205%             237%          222%
                                    ---------------------------------------------------------------------------------
                                          22.0        27.0        49.0          45.0             64.0         109.0
---------------------------------------------------------------------------------------------------------------------

                                      # # #